GIBSON DUNN

200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Glenn R. Pollner Direct: +I 212.351.2333 Fax: +I 212.351.6333 GPollner@gibsondunn.com

April 11, 2013

VIA EDGAR

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated January 8, 2013 in connection with the above referenced registration statement (the “Registration Statement”) originally submitted confidentially in draft form on December 11, 2012. For ease of reference by the Staff in reviewing the responses, we have set forth below each of the numbered comments of your letter and the Company’s response thereto.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act and no research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in this offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the expected price range and related information to the Staff with sufficient time to review prior to going effective.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

Response: The Company acknowledges the Staff’s comment and has provided graphics on the inside cover of the prospectus for the Staff’s review.

4. Please provide us with an analysis as to whether the proposed offering involves a “roll-up transaction” as defined under Item 901(c)(1) of Regulation S-K. If so, please ensure that you have included all the applicable disclosures required by Items 901 through 915 of Regulation S-K. Alternatively, tell us which exemption you are relying upon under Item 901(c)(2), and provide reasonably detailed support for your conclusion of its availability.

Response: The Company acknowledges the Staff’s comment and respectfully submits that neither the formation transactions nor the conversion of the Company into Liquid Holdings Group, Inc. constitutes a “roll-up transaction” as defined by Item 901 of Regulation S-K.

Formation and Conversion Transactions Do Not Involve Finite-life Entities

The transactions underlying the formation of the Company, which are explained in greater detail in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – History” (the “Formation Transactions”) and the conversion of the Company into a Delaware corporation, which is explained in greater detail below under the subheading “The Conversion,” do not constitute roll-up transactions within the meaning of Item 901(c)(1) of Regulation S-K. Under Item 901 of Regulation S-K, the roll-up rules only apply if the entities involved in the transaction are finite-life entities. An entity is finite-life under Item 901(b)(2)(i) if it meets two criteria: (1) “[i]t operates as a conduit vehicle for investors to participate in the ownership of assets for a limited time period,” and (2) “[i]t has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business (whether for the term of the entity or after the initial period of time following commencement of operations).”

The Formation Transactions are not roll-up transactions because none of the entities acquired for shares in the formation of the Company are finite-life entities. Additionally, as discussed under the paragraph with subheading “The Conversion” below, the Company is not a finite-life entity. Each of these entities is outside the scope of the definition of finite-life entity because each has (1) an indefinite life and (2) a purpose and practice of reinvesting proceeds from operations in its business.

Liquid Prime Holdings LLC. Under Section 9 of the Limited Liability Company Agreement (“Liquid Prime LLC Agreement”) of Liquid Prime Holdings LLC (“Liquid Prime”), the term of Liquid Prime “shall continue until dissolution” under the terms of the Liquid Prime LLC Agreement. Under Section 23 of such agreement, the only events triggering dissolution of Liquid Prime are (i) the consent of its managing member; (ii) the death, disability, bankruptcy or withdrawal of its managing member; and (iii) the entry of a decree of judicial dissolution under § 18-802 of the Act. None of these events is certain to occur at any defined date, if at all. Therefore, Liquid Prime operates for a life that is not limited.

Although having an indefinite life is sufficient to remove Liquid Prime from the definition of “finite-life entity” under the roll-up rules, the Liquid Prime LLC Agreement further provides that

Liquid Prime is a reinvesting entity. Under Section 15 of that agreement, distributions to members shall be made “at such times and in such amounts as may be determined in the sole discretion of the Managing Member.” The managing member possesses “all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company” – which includes “acquiring, owning, holding and operating a registered broker-dealer.” Consequently, the managing member has the discretion to reinvest proceeds to further the business of Liquid Prime, and in fact is under no obligation to make any distributions to members. Therefore, Liquid Prime does not have “a policy or purpose of distributing to investors proceeds” and instead is a reinvesting entity.

Liquid Prime Services Inc. (f/k/a Taconic Capital Group Inc.). Liquid Prime Services Inc., f/k/a Taconic Capital Group Inc. (“Liquid Prime Services”) is a wholly-owned subsidiary of Liquid Prime Holdings. Article VIII of the Certificate of Incorporation of Liquid Prime Services states that the period of duration of the corporation shall be perpetual. As such, Liquid Prime Services operates for a term that is indefinite.

Although its perpetual duration removes Liquid Prime Services from the definition of a “finite-life entity” under the roll-up rules, the Amended Bylaws of Liquid Prime Services (“Liquid Prime Services Bylaws”) further indicate that Liquid Prime Services is a reinvesting entity. Under Article VI of the Liquid Prime Services Bylaws, the board of directors has the discretion to pay dividends “out of earned surplus only, in such amounts, and at such time or times as the Board of Directors may determine.” As such, there is no obligation for Liquid Prime Services to make distributions to its members its investors . Therefore, Liquid Prime Services is a reinvesting entity.

Liquid Partners, LLC (f/k/a Centurion Capital Group, LLC). Section 1.5 of the Amended and Restated Limited Liability Company Agreement (“Liquid Partners LLC Agreement”) of Liquid Partners, LLC (“Liquid Partners”) provides that Liquid Partners “shall have perpetual existence” unless there is an event of dissolution. Under Article VI of the Liquid Partners LLC Agreement, the only events triggering dissolution are a vote of the members or a judicial dissolution under § 18-802 of the Act. Thus, the term of operations of Liquid Partners is indefinite.

Although the indefinite life is sufficient to remove Liquid Partners from the definition of “finite-life entity” under the roll-up rules, the Liquid Partners LLC Agreement further provides that Liquid Partners is a reinvesting entity. The Board has discretion to “determine profits available for distribution and the amount, if any, to be distributed.” As such, there is no obligation for Liquid Partners to distribute profits to its investors. Furthermore, the Board’s responsibility includes “policy setting” and “making all decisions affecting the business and affairs” of Liquid Partners, which enables the Board to make the decision to reinvest profits into the business of Liquid Partners rather than make distributions to investors. Therefore, Liquid Partners is a reinvesting entity.

Liquid Trading Institutional LLP. Liquid Trading Institutional LLP (“the LLP”) is a limited liability partnership incorporated in England and Wales under the Limited Liability Partnerships Act of 2000 and the Limited Liability Partnerships Regulations 2001, as supplemented, amended or replaced from time to time (collectively, the “U.K. LLP Act”). Section 3.4 of the Limited Liability Partnership Agreement (“LLP Agreement”) relating to the LLP provides that “[t]he LLP shall continue in existence until it is wound up in accordance with the provisions of this Agreement, the [U.K. LLP] Act or the Insolvency Act.” Under Section 19.1 of the LLP Agreement, “[t]he LLP shall continue until the Management Committee agrees to wind it up or the LLP is wound up pursuant to the provisions of the [U.K. LLP] Act.” Therefore, there is no finite duration of the LLP; the LLP has an indefinite life.

Although having an indefinite life is sufficient to remove the LLP from the definition of “finite-life entity” under the roll-up rules, the LLP Agreement further provides that Liquid Prime is a reinvesting entity. The purpose of the LLP is to “carry on the business of advising on and arranging investment transactions: (a) in such financial instruments (b) admitted to trading on such exchanges, markets, or trading facilities, and (c) for such Clients as the Management Committee may from time to time approve, and do all other things which are necessary or incidental to the operation of the LLP or as decided by the Management Committee from time to time.” Such business incurs operational expenses, and the primary allocation of any profits of the LLP shall be towards “satisfying all of the LLP’s operational expenses” before any allocation to members. Additionally, while the LLP

Agreement provides that members may draw on retained profits of the LLP, such drawing is contingent upon a management committee resolution. Furthermore, the management committee “always” possesses “the overriding discretion” to vary, restrict, and postpone any drawings by any member of the LLP from any of the retained profits of the LLP. Thus, the LLP Agreement enables the management committee to reinvest profits into the conduct of the LLP’s business and is under no obligation to permit the members of the LLP to draw on profits. Therefore, the LLP is a reinvesting entity.

Liquid Futures, LLC. Under Section 9 of the Limited Liability Company Agreement (“Liquid Futures LLC Agreement”) of Liquid Futures, LLC (“Liquid Futures”), the term of Liquid Futures “shall continue until dissolution” under the terms of the Liquid Futures LLC Agreement. Under Section 23 of such agreement, the only event triggering dissolution of Liquid Futures is the unanimous written consent of its members. Therefore, Liquid Futures operates for a life that is not limited.

Although this indefinite duration of operations is sufficient to remove Liquid Futures from the definition of a “finite-life entity” under the roll-up rules, the Liquid Futures LLC Agreement further provides that Liquid Futures is a reinvesting entity. Under Section 15 of that agreement, distributions to members shall be made “at such times and in such amounts as may be determined in the sole discretion of the Managing Member.” The managing member possesses “all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company” – which includes “acting as a [sic] introducing broker.” As a result, the managing member has the discretion to reinvest proceeds to further the business of Liquid Futures, and in fact is under no obligation to make any distributions to members. Therefore, Liquid Futures does not have “a policy or purpose of distributing to investors proceeds” and instead is a reinvesting entity.

Fundsolve Limited. Fundsolve Limited (“Fundsolve”) is a private limited company incorporated under the laws of England and Wales, with registered offices in England and Wales. The governing documents of Fundsolve are its Memorandum of Association and Articles of Association (“Governing Documents”). There is no term in the Governing Documents that would purport to limit the duration of Fundsolve. Therefore, Fundsolve has an indefinite life.

In addition to the indefinite period of operations which is sufficient to remove Fundsolve from the definition of “finite-life entity” under the roll-up rules, the Fundsolve Memorandum of Association provides that Fundsolve is a reinvesting entity. Under Section 3(R) of the Memorandum of Association, the objects for which Fundsolve is established include to “invest the monies of [Fundsolve] not immediately required in such manner as from time to time may be determined by [Fundsolve].” Therefore, the Memorandum of Association empowers Fundsolve to reinvest cash or profits into its business. Additionally, there is no provision in the Governing Documents that obligates Fundsolve to make any distributions to investors. Therefore, Fundsolve is a reinvesting entity.

Green Mountain Analytics. Section 1.3 of the Second Amended and Restated Limited Liability Company Agreement (“GMA LLC Agreement”) of Green Mountain Analytics, LLC (“GMA”) states that “the term of existence of [GMA] shall be perpetual” unless it is earlier dissolved in accordance with either the terms of the GMA LLC Agreement or the Limited Liability Company Law of the State of Delaware, as amended (the “Act”). Consequently, GMA operates for a period of time that is not limited.

Although having an indefinite life is sufficient to remove GMA from the definition of “finite-life entity” under the roll-up rules, the GMA LLC Agreement further provides that GMA is a reinvesting entity. Under Section 9.2 of the GMA LLC Agreement, GMA’s Board must allocate net cash flow first toward “the payment of any debts and liabilities of” GMA and then towards “the setting up of any Reserves which the Board of Managers deems necessary to provide for any contingent or unforeseen liabilities or obligations of [GMA] or for such other purposes as the Board of Managers shall determine.” These Reserves are earmarked “for future expenses of operating [GMA] or any contingent or unforeseen liabilities or obligations in connection therewith.” Thus, the GMA LLC Agreement enables the Board to reinvest net profits into its business. Furthermore, there is no obligation for the Board of GMA to make distributions to its members. Thus, GMA does not have, in the language of Item 901(b)(2)(i) of Regulation S-K, “a policy or purpose of distributing to investors proceeds” and instead is a reinvesting entity.

LTI, LLC. Under Section 9.1 of the Amended and Restated Limited Liability Company Operating Agreement (“LTI LLC Agreement”) of LTI, LLC (“LTI”), dissolution of LTI shall only occur upon written consent of the manager of LTI, a liquidation event or a judicial decree under the Act. A “liquidation event” is defined therein as “one or a series of related transactions, events or occurrences resulting in (i) the liquidation, dissolution or winding up of [LTI]; (ii) the sale, exchange or other transfer of all or substantially all of the assets or outstanding Units of [LTI]; or (iii) any merger, consolidation, reorganization, or other business transfer or combination of [LTI] or series of such transactions, as a result of which the Members of [LTI] prior to such transaction are not in control of the surviving entity.” Because none of the aforementioned events is certain to occur, the duration of LTI is indefinite.

Although this indefinite life is sufficient to remove LTI from the definition of a “finite-life entity” under the roll-up rules, LTI is additionally removed from such definition because it is a reinvesting entity. Section 6.1 of the LTI LLC Agreement states that LTI’s manager “shall be permitted to make determinations regarding the amounts and timing of distributions.” As such, there is no obligation that distributions be made to investors. Furthermore, the manager has full discretion to reinvest cash or profits into the business of the company. As such, LTI is a reinvesting entity.

The Conversion. Prior to the completion of the initial public offering, the Company will convert into a Delaware corporation and change its name to Liquid Holdings Group, Inc. (the “Conversion”). In connection with the Conversion, all of the outstanding common units of the Company will convert into shares of common stock of Liquid Holdings Group, Inc.

The Conversion is not a roll-up transaction under Item 901 of Regulation S-K because the Company is not a finite-life entity. The Company falls outside the definition of a finite-life entity because it has (1) an indefinite life and (2) a purpose and practice of reinvesting proceeds from operations in its business.

Section 2.06 of the Limited Liability Company Agreement (“LHG LLC Agreement”) of the Company provides that the Company “shall continue in existence perpetually” until it is dissolved in accordance with the provisions of the LLC Agreement. The only events causing dissolution are (1) a majority vote of the board, (2) a supermajority vote by the members, (3) the sale of all or substantially all of the assets of the Company, and (4) the entry of a decree of judicial dissolution under § 18-802 of the Act. Consequently, the Company operates for a period of time that is not limited.

Although having an indefinite life is sufficient to have the Company not qualify as a “finite-life entity” under the roll-up rules, the LLC Agreement also provides that the Company is a reinvesting entity. Section 7.01 of the LLC Agreement provides that the Company’s Board may forego distribution to its members in order to “provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the company… including but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies.” This provision of the LLC Agreement enables the Company to reinvest cash or proceeds into its business. In fact, under the LLC Agreement, the Company is not required to make distributions to its members. Furthermore, since its formation in January 2012, the Company has not made any distributions to its investors.

In summary, neither the Formation Transactions of the Company nor the Conversion are roll-up transactions under Item 901 of Regulation S-K because none of the acquired entities nor the Company is a finite-life entity.

Conversion Transaction Falls Under Exemptions from Roll-Up Rules

Even if the Company were to be categorized as a finite-life entity, the conversion would not be considered a roll-up transaction as it qualifies for two exemptions from the roll-up rules under Item 901(c)(2) of Regulation S-K.

Item 901(c)(2)(i) of Regulation S-K exempts from the definition of roll-up transactions those transactions in which “the interests of all of the investors in each of the partnerships are repurchased, recalled, or exchanged in accordance with the terms of the preexisting partnership agreement for securities in an operating company specifically identified at the time of the formation of the original partnership.” Section 15.17 of the LLC Agreement provides that if, in connection with an initial public offering, the Company’s Board desires to restructure the Company into a newly organized corporation “including by way of the conversion of the Company into a Delaware corporation as provided under §18-216 of the Delaware Act” then the members shall take all steps reasonably required to effect such conversion and the members’ units shall be exchanged for shares of capital stock in the corporation “in accordance with the valuation procedures of Section 15.17(b) of the LLC Agreement.” The LLC Agreement expressly contemplates a conversion transaction in connection with an initial public offering, specifically identifies the Delaware corporation and provides the terms for the conversion, squarely placing this transaction within the aforementioned exemption.

Item 901(c)(2)(vii) of Regulation S-K exempts from the definition of roll-up transactions those transactions in which the “investors are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives.” The Company’s members will not experience an adverse change with respect to any of the factors listed in Item 901(c)(2)(vii). Common units of the Company which have voting rights will be exchanged for common shares of Liquid Holdings Group, Inc. which will have the same voting rights. The term of existence of the Company is perpetual as will be the term of existence of Liquid Holdings Group, Inc. Additionally, management compensation will not change as a result of the conversion and the same officers and directors will serve before and after the conversion. Finally, the investment objectives of the Company and Liquid Holdings Group, Inc. are identical.

For all of the foregoing reasons, the conversion of the Company into Liquid Holdings Group, Inc. is exempt from the roll-up rules of Regulation S-K.

Each Issuance of Securities in the Formation Transactions was Exempt from Registration under the Securities Act of 1933

Even if the entities involved in the Formation Transactions were to be categorized as finite-life entities, the Formation Transactions would be exempt under Regulation S-K, which exempts from the definition of roll-up transactions those transactions “in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933.” Each issuance of securities in connection with the Formation Transactions was exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) which exempts “[t]ransactions by an issuer not involving any public offering.” In addition, the conversion of the Company into Liquid Holdings Group, Inc. is not a transaction required to be registered under the Securities Act.

For each of the reasons set forth above, the Formation Transactions are exempt from the roll-up rules of Regulation S-K.

5. Throughout the body of the prospectus, you frequently use common unit amounts. Please also express those equity interests in common stock amounts, to reflect the effect of the reorganization and provide data that are more readily comparable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the prospectus to express all equity interests in common stock amounts.

Registration Statement Facing Page

6. We note your facing page indicates that you are a non-accelerated filer. In correspondence provided with your initial filing, please provide your computation of the “public float”, calculated in accordance with paragraph (2) of the definition of “smaller reporting company” contained in Rule 405.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will provide the computation of the “public float” in supplemental correspondence as soon as the number of shares included in the registration statement and the estimated public offering price of the shares are established.

Prospectus Summary, page 1

7. Please disclose prominently in the summary that the company was formed on January 17, 2012, began operations on April 24, 2012 and is a development stage company. State the dollar amount of revenues from SaaS transactions that you have recognized through the most recent financial statement period covered in your revised filing. Also, disclose that your directors and principal stockholders will continue to have substantial control over the company after the offering and consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 to reflect that the Company was formed on January 17, 2012 and began operations on April 24, 2012. The Company is no longer a development stage company as it has commenced its principal operations and is generating revenues therefrom. The Company has also revised the summary to include the dollar amount of revenues from SaaS transactions recognized through the most recent financial statement period. In addition, the Company has disclosed that its directors and principal stockholders will continue to have substantial control over the Company after the offering. Additionally, the Company has added disclosure on the cover page relating to the percentage of voting power to be held by the Company’s affiliates following the offering. The Company will update this disclosure prior to effectiveness.

8. Here and elsewhere such as on pages 11 and 12, you include product performance claims and statements regarding economic benefits of your recently-introduced software to your customers. For example, you state that “our platform offers superior performance compared to legacy approaches and can significantly reduce the total cost of ownership for our customers.” Provide reasonably detailed supplemental support for these and similar claims regarding the superior performance of your software or the economic benefits the software provides to customers, compared to competitors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure regarding product performance here and elsewhere in the prospectus in response to the Staff’s comment to remove these product performance claims and statements regarding the software’s economic benefit.

Our Formation Transactions, page 4

9. Please remove the bulleted information on page 4 or provide more information that explains the importance of this information to investors. Also, given the number of entities involved in your formation, please consider including in this section charts that illustrate your corporate structure at the time of the next submission and upon the completion of this offering. Show percentages of ownership by principal holders of the parent-issuer, percentage ownership of entities in the corporate group, and include brief descriptions of the activities of each significant subsidiary.

Response: The Company acknowledges the Staff’s comment and has removed the bulleted information on page 4. The Company has also added to the prospectus summary a corporate structure chart that illustrates the corporate structure upon the completion of this offering. Brief descriptions of the activities of each significant subsidiary of the Company can be found in the section entitled “Our Formation Transactions” in the prospectus summary.

10. In the explanatory note and as applicable in the prospectus, please clarify when the change of organizational form and name change will occur in relation to the effective date of the filing. Also, tell us whether the corporate entity will file a pre-effective amendment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in response to the Staff’s comment. The Company will convert to a corporation shortly prior to effectiveness of the Registration Statement and will file a pre-effective amendment in connection therewith.

11. On page 5 you refer to Liquid Partners LLC as your “exclusive technology client”. Briefly explain the nature of this arrangement and include a cross-reference to the portion of the body of the prospectus where you discuss the material rights and obligations of the parties under the exclusive arrangement you reference. On page 51 or in another location, discuss the strategy you are pursuing in marketing your products though this channel.

Response: The Company acknowledges the Staff’s comment and has deleted the word “exclusive” on page 5. The disclosure on page 5 has been revised to clarify that the customers that were introduced to us by Liquid Partners were early adopters of the Company’s technology and were instrumental in testing early beta versions of the technology. The Company has also added additional disclosure regarding the strategy it is pursuing in marketing its products through this channel under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comment.

12. On page 7 you present the number of shares to be outstanding, assuming the exercise of the entire over-allotment option by the underwriter. Please also present the number of shares to be outstanding in the event the over-allotment is not exercised. In this respect, the shares issued in connection with the Fundsolve acquisition will vary with the offering size and affect the number of post-offering shares. With a view to disclosure in appropriate sections of the filing, please describe the range of potential outcomes resulting from this arrangement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to also present the number of shares to be outstanding in the event the over-allotment option is not exercised. In addition, the Company has revised the disclosure with respect to the Fundsolve acquisition as well as Brian Ferdinand’s 4% incentive unit issuance, to provide a sensitivity analysis describing ranges of potential outcomes resulting from these arrangements.

Risk Factors

We rely on revenue from license fees and subscription…, page 16

13. Please tell us the amount of revenue you have recognized from license fees, subscriptions, support, and maintenance contracts. In this regard, it appears that all revenue to date is attributable to commissions and fees from your broker-dealer operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it recognized $1.0 million in software revenue, including license and messaging fees, during the period from April 24, 2012 through December 31, 2012. The Company does not recognize separate support and maintenance fees and has removed references to these fees throughout the prospectus. The Company has revised the disclosure in the risk factor to clarify that while $1.3 million of its revenue in the period from April 24, 2012 through December 31, 2012 was attributable to commissions and fees from broker-dealer operations, prospectively the Company expects to be more dependent on license and subscription fees on a going forward basis in light of the nature of its business.

Market, Industry and Other Data, page 34

14. We note the statements in this section that your internal data and estimates are based upon information from trade and business organizations that “has not been verified by any independent sources” and that you have “not independently verified any third party information.” Market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

Use of Proceeds, page 35

15. Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the uses identified in this section. Refer to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises that, as noted in the Company’s disclosure under “Use of Proceeds,” the Company intends to use the net proceeds of the offering for investments in its technology, for its sales and marketing functions and for working capital and other general corporate purposes. The Company respectfully advises the Staff that it is not able to quantify the approximate amount of the proceeds that will be devoted to a particular purpose at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure. The Company respectfully advises the Staff that if, prior to the effective date of the Registration Statement, the Company determines the approximate amount of proceeds to be used for any additional purposes or determines to allocate a portion of the proceeds for a particular purpose, it will revise the prospectus accordingly.

16. Please clarify whether there are there are any current arrangements regarding probable acquisitions in which proceeds of the offering would be used. You currently disclaim the existence of definitive agreements or commitments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 to clarify that there are no current arrangements regarding probable acquisitions for which proceeds of the offering would be used.

Pro Forma Financial Statements, page 42

17. Revise to include the word “Unaudited” in the title of this section.

Response: The Company acknowledges the Staff’s comment and has revised the title in this section in response to the Staff’s comment.

18. Revise to present each adjustment on a gross basis so that it may be identified in the corresponding explanatory note.

Response: The Company acknowledges the Staff’s comment and has revised its unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the period ended December 31, 2012 to present each adjustment on a gross basis for each corresponding explanatory note in response to the Staff’s comment.

19. Explain the basis for recognizing significant intangible assets and goodwill for the acquisitions of LTI, LLC (“LTI”) and Green Mountain Analytics, LLC (“GMA”). Describe the underlying reasons that necessitate the recording of goodwill in both of these entities. Compare and contrast these reasons with the historical performance of these entities as presented in their historical financial statements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the basis for recognizing significant intangible assets and goodwill for the acquisitions of LTI and GMA was based on the Company’s accounting policy related to Business Combinations, Goodwill and Other Intangibles. Assets acquired and liabilities assumed are recorded at their fair values on the date of acquisition. As of December 31, 2012, these two entities are no longer shown as subsequent acquisitions but are included in the Company’s consolidated financial statements as of December 31, 2012, as the acquisition dates were prior to December 31, 2012.

GMA: The assets and liabilities of GMA were recorded on the acquisition date of August 27, 2012, at their respective fair values, in accordance with ASC Topic 805. The fair value of the 192 common units issued as consideration for GMA was determined based on their fair value under the market approach. The assets acquired included identifiable intangibles consisting of a trade name ($2,000) and a trading platform ($16,332,333) together valued at $16,334,333. The trading platform was valued using the replacement cost method under the cost approach. The goodwill arising from the acquisition consists primarily of the synergies that will be created by integrating other software acquisitions in the GMA trading platform to develop a larger multifunctional trading platform. (Please refer to Note 5 of the Company and Subsidiaries December 31, 2012 financial statements for a more detailed summary of the acquisition.) The historical and future performance of GMA was the primary reason for recording goodwill, which relates to the software synergies and development team. The historical financial performance of GMA was not the primary reason for the recording of goodwill.

LTI: The assets and liabilities of LTI were recorded on the acquisition date of September 30, 2012, at their respective fair values, in accordance with ASC Topic 805. The fair value of the 47 common units issued as consideration for LTI was determined based on their fair value under the market approach. The goodwill arising from the acquisition consists of the excess of the purchase price over the tangible assets. The reason for the acquisition was to consolidate the ownership of LTI’s remaining receivables and investment rights in the Company. (Please refer to Note 5 of the Company and Subsidiaries December 31, 2012 financial statements for a more detailed summary of the acquisition.)

20. In addition, describe the assumptions used to determine the fair value of the intangible assets acquired from GMA. We note that you disclose that these assets are not being amortized because they have not generated any revenue. In this regard, provide a detailed analysis that supports the assumptions utilized in your determination of fair value.

Response: The Company acknowledges the Staff’s comment and advises that the intangible assets of the GMA trading platform were valued at fair value using the cost approach – specifically the replacement cost method. As of September 1, 2012, revenues began to be generated related to the GMA trading platform and amortization began on that date.

The replacement cost approach considers the cost to replace the asset with one of equivalent utility. The calculation is based on the following: (1) the number of hours required to replace the software, (2) the cost of the development team per hour, (3) the productivity of the development team, and (4) the amount of obsolescence at the valuation date.

The Software Productivity Research Method (“SPR”) was used to value the software. This method considers the amount of “function points” in the software. Function points determine the amount of functionality in the software. Adjustments are made for complexity by evaluating the algorithms in the program, the code flow of the application and the data structure of the application.

The equation for the SPR method is as follows:

Replacement cost = (adjusted function points) * (1-obsolescence factor) / (productivity factor) *(cost per worker month)

The replacement cost was then adjusted to include the tax amortization benefit to determine the net value of the software.

The factors that were utilized in the determination of the fair value of the Trading Platform include:

•	The programming language,

•	Number of function points,

•	Lines of code per function point,

•	Obsolescence factor,

•	Complexity adjustment factors for function points,

•	Programmer per month cost,

•	Monthly overhead amounts,

•	Non-billable time, and

•	Productivity Factor (number of function points coded per month per worker).

21. Explain why the contingent consideration payable to the former shareholders of Fundsolve is being eliminated as an intercompany payable and receivable in adjustment (E).

Response: The Company acknowledges the Staff’s comment and acknowledges that the contingent consideration payable to former shareholders of Fundsolve should not have been eliminated. The Company has removed the unaudited pro forma condensed consolidated balance sheet in its entirety as of July 31, 2012 in accordance with Article 11 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 52

22. Please consider expanding this section to identify the factors or metrics that your executives focus on in evaluating the company’s financial condition and operating performance. Also, consider expanding this section to discuss the material opportunities, challenges and risks on which the company’s executives are most focused for both the short and long term, such as your plans to expand into Asia, as discussed in the risk factor on page 25. Refer to Section III.A of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has added additional disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Metrics” regarding the significant factors and metrics that the Company’s executives focus on in evaluating the Company’s financial condition and operating performance. In addition, the Company has added disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Performance” which discusses material opportunities, challenges and risks that the Company’s executives are focused on for the short and longer term, including international expansion.

Gain on Settlement of Contingency Consideration Payable, page 54

23. Please provide analysis supporting your computation of the gain and explain the reason for the acceleration of the share issuance related to the Centurion acquisition.

The Company acknowledges the Staff’s comment and has prepared the below analysis supporting the computation of gain.

The Company was assigned the Centurion agreement on May 11, 2012, which contained contingent payments to the Centurion sellers based on certain EBITDA hurdles. When the Centurion agreement was assigned, the Company anticipated that its business would include a risk asset management and trading business. Centurion’s business was complimentary to that plan. Following the assignment, the Company began to evaluate the obligations and determined it was in the best interest of the Company to negotiate a fixed payment arrangement with the Centurion sellers. Based on negotiations with the Centurion sellers, and based on the Company’s decision not to be in the risk asset management or trading business, on July 20, 2012 the parties agreed to a fixed payment arrangement and acceleration of the payment that resulted in a $1.5 million goodwill impairment. This goodwill impairment resulted from the extinguishment of the contingent liability in exchange for the fixed consideration issued.

The following table reflects certain of the assets of Centurion as of May 11, 2012 and as of July 20, 2012:

	Net Working Capital	Identifiable Intangible Assets	Identifiable Intangible Assets	Goodwill

Acquisition
May 11, 2012	$(85,402)	$739,000	$1,254,000	$8,500,436

Settlement
July 20, 2012	(79,750)	646,000	1,261,000	7,035,784

	$(5,652)	$93,000	$(7,000)	$1,464,652

Summary – Centurion for impairment and change in valuation.
Impairment of Goodwill	1,464,652
Impairment of Intangibles	86,000
Change in working capital		5,652
Gain on Settlement of Contingent Common Units Payable		1,545,000

	1,550,652	1,550,652

Results of Operations, page 55

24. In discussing your results of operations, liquidity and capital resources we note that you use the word “primarily.” For example, in describing revenues you state that you were primarily engaged in start- up operations during the period and that revenues were generated primarily through commissions related to your broker assisted over-the-counter agency transactions. Based on your disclosures elsewhere in the filing, it appears that revenue was generated only through commissions. Please avoid such generalizations in future filings and revise to quantify the impact each factor had on a trend.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the “Results of Operations” discussion in response to the Staff’s comment.

Regulatory Capital, page 58

25. Revise to summarize the net capital requirements for each of your regulated entities separately and disclose the amounts of regulatory capital each entity possessed at the end of each period presented.

Response: The Company acknowledges the Staff’s comment and has revised the net capital requirements disclosure and has also added disclosures regarding the amounts of regulatory capital each entity possessed at the end of each period presented.

Critical Accounting Policies

Share-based Compensation, page 62

26. When known, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for the common stock to be issued as part of this offering.

Response: The Company acknowledges the Staff’s comment and will advise the Staff supplementally of its proposed IPO price range. Discussions with underwriters were first initiated on July 23, 2012.

27. Explain the difference between your Class A Common Non-Dilutive Units and your Common Units and the impact, if any, on the valuation of the units issued for your various formation transactions and acquisitions. In addition, describe how you accounted for each of the equity grants disclosed on page F-31.

Response: The Company acknowledges the Staff’s comment and advises that when the Company was formed it had two classes of common units, Class A Common Units and Non-dilutive Common Units. Both classes had the same privileges, preferences, duties, obligations and rights, except that the Non-dilutive Common Units had anti-dilution rights. The anti-dilution rights entitled the holders of Non-dilutive Common units to a full ratchet adjustment in the event that the Company issued any additional Class A Common Units, Non-dilutive Common Units or any other Units of the Company, such that the holder of the Non-dilutive Common Unit would automatically be issued an additional number of Non-dilutive Common Units such that their percentage ownership in the Company would remain the same.

On October 22, 2012, the Company amended its LLC Agreement to redesignate all outstanding Non-dilutive Common Units and Class A Common Units as Common Units.

Consideration of the impact of dilutive versus non-dilutive Common Units was incorporated in the fair value measurement of common units as the value of a non-dilutive ownership interest is greater than an otherwise identical dilutive ownership interest. For the non-dilutive common units, the valuation was based on the stated percentage interest. For the dilutive common units, the valuation was based on the expected fully–diluted percentage following all of the transactions in the Company’s ownership that were expected as of the measurement date for fair value.

The Company accounts for the equity grants to employees in accordance with ASC Topic 718, Compensation – Stock Compensation. Under ASC 718, equity awards result in a cost that is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations over the requisite service period.

The Company accounts for the equity grants to nonemployees in accordance with ASC Topic 718. All transactions with nonemployees in which goods or services are received in exchange for equity based instruments are accounted for based on the fair value of the consideration received or the fair value of the equity-based instrument issued, whichever is more reliably measureable. The Company generally bases the fair value on the equity-based instruments issued.

28. It appears that you obtained retrospective valuations of your common units as of October 31, 2012. Tell us whether these valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise this section to disclose the following information related to the issuances of your Class A Common Non-Dilutive Units and your Common Units as compensation:

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying units and instruments granted;

Discuss the significant factors contributing to the difference in the fair value at each date on which units were issued or share-based compensation was issued. For example, we note significant variation in the “amount per unit” on F-6. Your response should address each of these issuances and additional issuances that have occurred subsequent to the balance sheet date. This information should be updated in each future filing to include all issuances as of the date of each filing. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying units up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying units as of the most recent valuation date and the midpoint of your IPO offering range.

The valuations of the Company’s common units were performed by an unrelated third-party valuation specialist as defined by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

In response to the Staff’s comment, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Share-based Compensation”.

29. Please consider providing, here and in your footnotes, a summary of each issuance of units, including the type, number and fair value that occurred in the 12 months prior to the date of the most recent balance sheet included in the filing.

The Company acknowledges the Staff’s comment and has revised the footnotes to the financial statements on pages F-7 and F-8 to include the type, number and fair value of each issuance of units that occurred in the 12 months prior to the date of the most recent balance sheet included in the filing.

Business, page 63

30. As of October 31, 2012 you had 38 customers, consisting of various hedge funds, primarily in the United States. Please expand the Business section to describe more fully the nature of the arrangements with typical customers or to describe the variations of the arrangements with your customers, as material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 in response to the Staff’s comment.

Customers, page 69

31. We note that as of October 31, 2012 you had 38 small to mid-sized hedge fund customers “primarily” located in the United States. Revise to state the percentage of revenue from inside and outside the United States.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 to include the percentage of revenue from inside and outside the United States.

32. Throughout your filing you refer to Liquid Trading International as a customer of your platform. Please disclose whether you have recorded revenue from this customer. If not, please explain the reason for your multiple references to this entity as a customer.

Response: The Company acknowledges the Staff’s comment and has added disclosures on pages 16-17, 59 and 89 regarding the amount of revenue recorded from QuantX Management, LLP (f/k/a Liquid Trading Int’l LLP) in response to the Staff’s comment.

Regulation, page 71

33. Please provide a more robust description of the “passive communication technology” you provide so that your customers may communicate with other brokers and clearing firms through your platform. Please explain how it is that you “do not conduct [y]our technology business in or through [y]our broker-dealers.” In this regard, please describe in your filing how your technology is not involved in trading if trading is one element of your seamless integrated platform offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 91-92 to address the Staff’s comments. The Company believes that the revised disclosure on the Company’s passive communication technology is consistent with prior SEC “no-action” letters issued to other persons who proposed to operate passive communication platforms that facilitate the communication of order/trade information between institutional investors and broker-dealers with which such investors had existing brokerage relationships, in particular, Evare, LLC (publicly available November 30, 1998); Trade Point of America, Inc. (publicly available February 18, 1998); InvestScape, Inc. (publicly available May 21, 1997); Quick America Corporation (publicly available June 28, 1993); Broker-to-Broker Networks, Inc. (publicly available, December 1, 2000); Charles Schwab & Co. (publicly available November 27, 1996); Loffa Interactive Corp., Inc. (publicly available September 26, 2003); and S3 Matching Technologies LP (publicly available July 19, 2012).

Management, page 78

34. For Messrs. Ferdinand, Davy, Feigeles, Keller and Suskind, please ensure that you clearly disclose each individual’s business experience for at least the past five years, including the names and principal businesses of any corporations or other organizations at which they worked and the dates of such employment. Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures for Messrs. Ferdinand, Davy, Feigeles, Keller and Suskind to more clearly provide each individual’s business experience for the last five years.

Executive Compensation, page 85

35. Please revise to update your Item 402 disclosure for your most recently completed fiscal year end.

Response: The Company acknowledges the Staff’s comment and has revised the Item 402 disclosure for the most recently completed fiscal year end.

36. On page 83 you state that you expect that non-employee directors will receive compensation that is commensurate with the compensation offered to directors of companies similar to yours. Expand to provide qualitative and quantitative information regarding the companies you believe are similar and the non-employee director compensation you expect to provide. Explain the characteristics of the companies you deem similar for this purpose.

Response: The Company acknowledges the Staff’s comment and advises that the Company has not definitively established compensation for its non-employee directors. The Company does expect that the Human Resources and Compensation Committee will establish compensation for its non-employee directors that is commensurate with the compensation offered to directors of companies similar to the Company. As soon as non-employee director compensation is definitively established, the Company will revise the disclosure to provide the non-employee director compensation.

Compensation Committee Interlocks and Insider Participation, page 84

37. To the extent that members of your board of directors engaged in transactions during your last completed fiscal year that are within the ambit of paragraph (a) of Item 404 of Regulation S-K, provide the required disclosure regarding those transactions in this section. Refer to Item 407(e)(4) (i)(C) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure.

Certain Relationships and Related Parties

Formation Transactions, page 93

38. You state that the fair values of certain entities were based on an independent valuation. Please describe what consideration you have given to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

The Company acknowledges the Staff’s comment and advises that the Company’s board of directors is fully accountable and responsible for the valuation of acquired entities. In preparing such valuations, the board of directors considered input from management as well as a third party valuation report. The results of the calculations in the report, including the methodology and factors used, were reviewed by the board. The reason for referencing the involvement of the third party valuation firm was not to transfer any accountability for the items, but to note where the board engaged assistance in applying the proper level of independence, competence and objectivity in determining the fair value of the acquired entities. The board consulted with the third party valuation firm, but ultimately determined the fair values of certain entities. As such, none of the statements in the Form S-1 are attributed to any third party valuation firm.

The Company has revised the disclosures in the prospectus to clarify the extent of the board’s reliance on the third party valuation.

Index to Financial Statements, page F-1

39. It appears that you have excluded interim financial statements for periods subsequent to December 31, 2011 for certain entities acquired or to be acquired. Please provide all interim financial statements required by Rule 8-04(c)(1) of Regulation S-X in your next amendment or tell us why such financial statements are not required. We will defer our review if the required financial statements are not included in your next amendment.

Response: The Company acknowledges the Staff’s comment and has revised the registration statement to include unaudited condensed financial statements for all entities acquired as of a date not exceeding a complete calendar quarter preceding their respective acquisition date by the Company in accordance with Rule 8-04 of Regulation S-X.

Liquid Holdings Group, LLC and Subsidiaries

40. Update the financial statements pursuant to Rule 8-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has included its audited consolidated financial statements as of and for the period ended December 31, 2012 in accordance with Rule 8-02 of Regulation S-X.

Consolidated Balance Sheet, page F-4

41. Revise to clearly label related party balances as due from or due to a related party.

Response: The Company acknowledges the Staff’s comment and has revised the consolidated balance sheet captions prefacing related party assets and liabilities as either “Due from related party –” or “Due to related party –”.

Consolidated Statement of Cash Flows, page F-9

42. Please review the categorization of your investing and financing cash flow line items and tell us how you determined that loans and advances to Liquid Trading International LLP should be classified as a financing activity.

Response: The Company acknowledges the Staff’s comment and has presented the note receivable from Liquid Trading Int’l LLP as a cash flow from investing activities in the consolidated statement of cash flows for the period ended December 31, 2012.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-10

43. Please provide an analysis that identifies each entity acquired or contributed, its former names, the ownership percentages held by each owner both prior to and after its acquisition or contribution. Please discuss how you considered these ownership percentages in determining how to account for each acquisition or contribution.

The Company acknowledges the Staff’s comment and has provided the table in Annex A hereto, which details each entity that was acquired or contributed, the ownership percentages held by each owner prior to and after its acquisition or contribution, the number of common units of the Company that were received in exchange for the contribution, and each contributing party’s ownership interest in the Company before and after each contribution. Upon the formation of the Company, each of the founders, Richard Schaeffer, Brian Ferdinand and Robert Keller, received their ownership stake in the company based upon two primary factors: (i) the value of their contributed entities, Liquid Futures, Liquid Prime and Liquid Institutional respectively and (ii) the value each founder brought to the company through their years of professional experience, expertise and business relationships. Further consideration was given to Robert Keller in the contribution of Liquid Trading Institutional to balance and more closely align the ownership stakes of each of the founders. With the exception of these transactions, ownership percentages for each acquisition or contribution were determined and accounted for on a proportional basis to the partners or shareholders in accordance with their ownership structure prior to the acquisition.

The ownership structure prior to acquisition was considered in determining whether each entity should be considered part of the predecessor company. If an entity was contributed by our founders, the net assets contributed on the acquisition date determined the fair value of the contribution recorded in accordance with ASC Topic 805-Business Combinations. The fair value of the purchase price in the acquisitions of entities not related to our predecessor companies or founders were evaluated for equity percentage interest awarded in the entity to determine if there was a change in control of the Company, which none had occurred. In addition, all awarded equity percentages that were given as the consideration for the purchase price in the acquisition were fair valued in accordance with ASC Topic 820 using Level 3 inputs as described in the financials to determine the purchase price of the acquisition in accordance with ASC Topic 80.5

44. Please explain why you present these balances within your balance sheet. That is, explain whether the cash deposits are held in your name or held within a trust account.

Response: The Company acknowledges the Staff’s comment and advises the Staff that these cash deposits are held in standard deposit accounts in the names of Liquid Prime Services, Inc. and Liquid Futures, LLC, and consequently are presented within the balance sheet of the Company.

45. Financial statements of the predecessor companies should be provided through the date of their acquisition. In this regard, ensure that the predecessor financial statements comply with Rules 8-02 and 8-03 of Regulation S-X. We will defer any further review if the required financial statements are not included in the next amendment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that not all entities comprising Liquid Predecessor Companies were acquired on the same date. For example, Centurion Capital Group, LLC was acquired by the Company on May 11, 2012, whereas Liquid Prime Holdings, LLC and Liquid Prime Services Inc. were acquired by the Company on October 5, 2012. As a result, the Company has included audited combined financial statements of Liquid Predecessor Companies as of April 24, 2012 and for the period from January 1, 2012 to April 24, 2012 to coincide with the April 24, 2012 commencement of operations date reflected in the Company’s consolidated financial statements. In addition, the Company has included audited consolidated financial statements of Liquid Prime Holdings, LLC as of October 4, 2012 and for the period April 25, 2012 to October 4, 2012. The Company respectfully submits to the Staff that there are no substantive lapses in audited financial statements of the predecessor. The Company has not included audited financial statements of Centurion Capital Group, LLC for the period from April 25, 2012 to May 11, 2012 because there was no substantive operating activity by Centurion Capital Group, LLC during that period (May 11, 2012 being the date Centurion Capital Group, LLC was acquired by the Company).

46. Explain why you do not provide any predecessor financial statements for the year ended December 31, 2010. Confirm that none of the predecessor entities were in existence during that period.

Response: The Company acknowledges the Staff’s comment and advises the Staff that all entities comprising Liquid Predecessor Companies were not under the common control of Brian Ferdinand prior to December 31, 2010. As a result, the Company did not include financial statements, if any, for those periods.

Notes to Combined Financial Statements

Note 1.

47. We note that the financial statements of the Predecessor Companies are presented on a combined, rather than consolidated basis, as they were determined to be under common control from the earliest date presented. Please outline the basis for your conclusion that the entities identified were under common control. Clearly set forth for each entity, its name and identify all owners, their voting interests and how such interests were acquired.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Brian Ferdinand had a controlling financial interest in all the entities comprising Liquid Predecessor Companies that were ultimately transferred to the Company through the execution of contribution agreements at various dates during 2012. Given that these entities were under the common control of Brian Ferdinand, they were presented on a combined basis, in accordance with ARB 51 ¶22, Combined Financial Statements. The following table sets forth each entity, its ownership, voting interests and how the interests were acquired:

PREDECESSOR ENTITY	OWNERS PRIOR TO ACQUISITION BY LHG	VOTING INTEREST IN PREDECESSOR ENTITY PRIOR TO ACQUISITION BY LHG	MANNER IN WHICH SUCH VOTING INTEREST WAS FIRST ACQUIRED
Liquid Prime Holdings, LLC	Brian Ferdinand	100%	Brian Ferdinand formed Liquid Prime Holdings, LLC on September 22, 2011.

Liquid Prime Services, Inc.	Liquid Prime Holdings, LLC	100%	Pursuant to a Stock Purchase Agreement, dated October 27, 2011, between Liquid Prime Holdings LLC and Edward Davis, Liquid Prime Holdings, LLC acquired all of the equity and voting interest in Liquid Prime Services, Inc.
Centurion Capital Group, LLC	Liquid Trading Holdings Limited	100%	Pursuant to a Membership Interest Purchase Agreement between Liquid Trading Holdings Limited and the members of Centurion Capital Group, LLC, Liquid Trading Holdings Limited acquired all of the membership interest units of Centurion Capital Group, LLC.

Liquid Trading Holdings Limited	LTIH, LLC (an entity controlled by Brian Ferdinand)	100% of the voting interest is held in trust by First Green Limited, but such voting power must be exercised in the manner directed by LTIH, LLC	Liquid Trading Holdings Limited was formed on October 6, 2011, by LTIH, LLC.

48. There appears to be a high degree of common ownership between many of the entities included in your filing. Please explain your basis for identifying each entity as part of your predecessor group. Further, explain why GMA is not a predecessor since it has significant operations in comparison to the other entities included in this filing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that given (i) the significance of the group of commonly controlled entities (Liquid Predecessor Companies) relative to the other contributed entities, including Fundsolve and GMA acquired in 2012, neither of which had consequential operations, (ii) the fact that the Company was newly formed in January 2012, and (iii) Brian Ferdinand’s involvement in the formation of this transaction as well as his ongoing role in the Company, the Company believes that the most relevant predecessor is the group of entities under Brian Ferdinand’s common control. GMA was acquired by the Company on August 27, 2012, and prior to that date was not under common control of Brian Ferdinand as a result of GMA’s supermajority (80%) voting requirement for major decisions.

Note 4. Business Combinations and Acquisitions, page F-18

49. Please describe, in reasonable detail, the process used to identify and value the intangible assets acquired in the Centurion transaction. Compare and contrast the assumptions and projections used in your valuation to the historical results as presented in the audited financial statements of this entity beginning on page F-63. As part of your response, explain to us the assumptions relied upon in determining the total purchase price of $13.6 million and the reasons for allocating such a significant portion of the purchase price to goodwill.

The Company acknowledges the Staff’s comment and advises the Staff that the assets and liabilities of Centurion were recorded on their acquisition date, December 31, 2011 in the predecessor financial statements for a total purchase price of $13,600,000. The customer relationships were valued using the excess earnings method of the income approach. The non-compete agreement was valued using the “with and without” method of the income approach. The table included in Note 3 to the Predecessor financial statements included on page F-65 details the assets acquired. The goodwill arising from the acquisition consists of the value created by utilizing Centurion’s established base of experienced traders to test the Company’s trading platform during its development phase and to provide a valuable customer base going forward that would actively use and validate its acceptance by the trading community.

Item 16. Exhibits and Financial statement Schedules, page II-3

50. Please file as an exhibit the promissory note between you and Liquid Trading International. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has filed the promissory note between itself and Liquid Trading Int’l (now QuantX Management, LLP) as Exhibit 2.17.

Signatures, page II-5

51. Please confirm that when you publicly file the registration statement, you will include the signature of your chief accounting officer or controller. Refer to Instructions 1 and 2 to Signatures of Form S-1.

Response: The Company acknowledges the Staff’s comment and will include the signature of the Company’s chief accounting officer or controller when it makes its first public filing of the registration statement.

* * *

We hope the foregoing answers are responsive to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me by telephone at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:

Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP

ANNEX A

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

Liquid Futures LLC

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER

SHAF Holdings, LLC (an entity controlled by Richard Schaeffer)	55.88%	0.00%	174.68	0.00%	10.67%

Schaeffer Holdings, LLC (an entity controlled by Richard Schaeffer)	34.12%	0.00%	106.67	0.00%	12.97%

Ferdinand Holdings, LLC ( an entity controlled by Brian Ferdinand)	10.00%	0.00%	31.26	0.00%	2.63%

TOTAL	100.00%	0.00%	312.61

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

Liquid Prime Holdings LLC (f/k/a Liquid Prime Services LLC)*

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER
Ferdinand Holdings, LLC ( an entity controlled by Brian Ferdinand)	100.00%	0.00%	318.93	0.00%	39.43%

TOTAL	100.00%	0.00%	318.93

*	Liquid Prime Services, Inc. is a wholly-owned subsidiary of Liquid Prime Holdings LLC that was acquired along with Mr. Ferdinand’s contribution of Liquid Prime Holdings LLC to the Company.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

Liquid Trading Institutional LLP (f/k/a Liquid Trading Investment Advisers LLP)

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER

CMK Keller Holdings, LLC ( an entity controlled by Robert Keller)	48.75%	0.00%	309.30	0.00%	36.93%

Ferdinand Holdings, LLC ( an entity controlled by Brian Ferdinand)	48.75%	0.00%	0.00	0.00%	39.43%

Soloman Yakoby	2.50%	0.00%	15.98	0.00%	1.50%

TOTAL	100.00%	0.00%	325.28

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

Liquid Partners, LLC (f/k/a Centurion Capital Group, LLC and Centurion South, LLC)

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER

D&L Partners LP	37.50%	0.00%	33.64	0.00%	2.85%

Joseph Gamberale	37.50%	0.00%	33.64	0.00%	2.85%

Edward Feigeles	15.00%	0.00%	13.45	0.62%	1.14%

John Allen	10.00%	0.00%	8.97	0.00%	0.76%

TOTAL	100.00%	0.00%	89.70

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

Fundsolve Limited

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER

Darren Davy	40.00%	0.00%	—	1.00%		*

Nicolas Bell	60.00%	0.00%	—	0.00%		*

TOTAL	100.00%	0.00%	—

*	As consideration for our acquisition we agreed to issue Fundsolve’s equity holders, upon the closing of the initial public offering, 1.0% of our outstanding common stock immediately after giving effect to the shares being sold in the initial public offering, including shares being sold pursuant to the underwriter’s exercise of its over-allotment option.

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

Green Mountain Analytics, LLC

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER

Ferdinand Trading II, LLC (an entity controlled by Brian Ferdinand)	32.10%	0.00%	61.75	0.00%	3.96%

Ferris Ventures, LLC ( an entity controlled by Robert Keller)	32.10%	0.00%	61.75	0.00%	3.96%

Bruce Cooper	4.00%	0.00%	7.53	1.26%	1.74%

Other GMA Members	31.80%	0.00%	61.19	0.00%	3.93%

TOTAL	100.00%	0.00%	192.22

LIQUID HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONTRIBUTIONS AND ACQUISITIONS (RATCHET SHARES INCLUDED)

LTI, LLC

	OWNERSHIP INTEREST PRIOR TO ACQ. BY LHG LLC	OWNERSHIP INTEREST AFTER ACQ. BY LHG LLC	COMMON UNITS RECEIVED AFTER ACQ. BY LHG LLC	OWNERSHIP IN LHG, LLC BEFORE TRANSACTION	OWNERSHIP IN LHG, LLC AFTER TRANSACTION

OWNER

Class A member

Liquid Trading Int’l LLP	0.00%	0.00%	—	0.00%	0.00%

Class B Member

Joshua C. Kurzban	7.06%	0.00%	3.30	0.00%	0.20%

Robert Orkin	2.35%	0.00%	1.10	0.00%	0.07%

Unqua Holding, Inc.	23.53%	0.00%	11.00	0.00%	0.66%

Churchill Advisors, LLC	17.65%	0.00%	8.25	0.00%	0.49%

SKB Liquid LLC	4.71%	0.00%	2.20	0.00%	0.13%

Lancers Trading, LLC	9.41%	0.00%	4.40	0.00%	0.26%

Edward Feigeles/ Kathryn Green	35.29%	0.00%	16.50	1.14%	2.28%

TOTAL	100.00%	0.00%	46.75